Mail Stop 3561

June 12, 2006

BY U.S. Mail and Facsimile [852-2688-0394]

Mr. Samuel M.H. Lai
  Chief Executive Officer (Acting)
KOWLOON-CANTON RAILWAY CORPORATION
KCRC House, 9 Lok King Street
Fo Tan, Sha Tin
New Territories, Hong Kong

> **Re: Kowloon-Canton Railway Corporation**
> **Supplemental response letter dated March 29, 2006 on the Form 20-F for**
> **Fiscal Year Ended December 31, 2004**
> **Filed March 29, 2006**
> **File No. 1-15004**

Dear Mr. Lai:

We have reviewed your supplemental response letter to us dated March 29, 2006 in response to our letter of comment dated February 28, 2006 and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

FORM 20-F (Fiscal Year Ended December 31, 2004)

Financial Statements

Note 44. Summary of differences between accounting principles generally accepted in Hong Kong and the United States

(b) Depreciation on Certain Fixed Assets, page F-48

1.   We have reviewed your responses to date, including your letter dated March 29, 2006. We are unable to agree with your conclusion that renewal of the land leases is reasonably assured. You have advised us that none of the land leases granted by HKSARG, either before or after July 1, 1997, contained any renewal options at inception. We also understand that your interest in certain leased land was originally due to expire on June 27, 1997 when Hong Kong reverted to the People's Republic of China. These land leases were extended to June 30, 2047 under the Joint Declaration in 1985. We would regard this extension as the renewal of these leases. As neither the contractual terms of the lease renewals in 1985 nor the contractual terms of the new land leases with HKSARG explicitly granted renewal options to either the lessee or the lessor, we do not consider your conclusion consistent with the guidance set forth in paragraph 5(f) of SFAS 13. Further, EITF 05-6 defines the lease term as covering periods for which failure to renew the lease imposes a penalty on the lessee in such amount that renewal appears to be reasonably assured. The fact that HKSARG (the lessor) would suffer a significant penalty is not a relevant factor in determining the lease term. As previously stated, the fact that the company would suffer severe economic detriment if the leases are not renewed is not applicable in these circumstances because you do not have the contractual option to renew them. Therefore, we do not consider your conclusions to be consistent with the applicable guidance in paragraph 5(o) of SFAS 13. Accordingly, please revise your financial statements to depreciate the leasehold improvements over the 50 year fixed noncancelable term of the land leases. Our conclusions are consistent with EITF 05-6 and the SEC staff's related guidance with regard to its implementation.

2.   If you can provide us with government correspondence or other documentation that conclusively demonstrates you had specific reason, at the time of reversion, to believe that the government would grant the renewal of your land leases at the expiration of the fixed noncancellable terms of these leases, we are willing to review and consider that documentation. We would expect any such documentation to be dated at or close to the reversion date. In the absence of any such documentation, please revise your filing as requested above.

3.   In this regard, as your Form 20-F for the year ended December 31, 2005 is about to be filed, we will not object if you elect to make the required change in that filing, as opposed to amending your Form 20-F for the year ended December 31, 2004.

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You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Ms. Margery Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Accounting Branch Chief